SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON AUGUST 17, 2018.

Corporate Taxpayer (CNPJ/MF) No.:  33.042.730/0001-04 State Registry No.: 35300396090

1.	Date: August 17, 2018.
2.	Time: 6:30 p.m.
3.	Venue: Av. Brigadeiro Faria Lima, nº 3400 – 20º andar, São Paulo – SP
4.	Call Notice: The call notice was sent pursuant to Article 15, Paragraph 5, of the Company’s Bylaws.
5.

Attendance: Benjamin Steinbruch, Léo Steinbruch, Yoshiaki Nakano, Fabiam Franklin and Antonio Bernardo Vieira Maia – Board Members; Claudia Maria Sarti – General Secretary of the Board of Directors, with the meeting taking place pursuant to Article 15, Paragraph 2, of the Company’s Bylaws.

6.

Agenda: Dividend distribution – The Board of Directors (“Board”) unanimously approved pursuant to Article 31 of the Company’s Bylaws, the proposal to distribute dividends, based on the net income of the balance sheet on June 30, 2018, in the amount of R$ 890,000,000.00 (eight hundred and ninety million reais), corresponding to R$ 0.644874008 per share, as the minimum mandatory dividend distribution. The payment will be made, without monetary restatement, starting August 30, 2018 to shareholders domiciled in Brazil. Shareholders registered at the depository institution Banco Bradesco SA on August 22, 2018 are entitled to receive the dividends and, as of August 23, 2018, shares will be traded ex-dividends.

There being no further matters to discuss, the meeting was adjourned, and these minutes were written-up, read, approved and signed by the attending members.

This is a free English translation of the original minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

General Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 8, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.